Exhibit 99.1

MoneyHero Group Appoints Rohith Murthy Chief Executive Officer

Company’s Chief Business Officer elevated to CEO post, effective immediately

SINGAPORE, Feb. 23, 2024 – MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a market-leading personal finance aggregation and comparison platform in Greater Southeast Asia, today announced the appointment of Rohith Murthy as its new Chief Executive Officer (“CEO”), effective immediately. Prior to his appointment to CEO, Mr. Murthy served as MoneyHero’s Chief Business Officer, a role he assumed earlier this year following consistent promotions over the course of his nearly ten-year tenure with the Company.

“On behalf of the Board, I want to congratulate Rohith, who is the right person to lead the Company forward, on this well-deserved appointment,” said Kenneth Chan, Board Chair and Director with MoneyHero. “Rohith’s deep understanding of digital finance, his proven leadership and longstanding track record with the Company, and his vision for using technology to improve our platform make him the ideal leader to guide us through the next phase of growth and innovation.”

As the longest-serving executive at MoneyHero, Mr. Murthy has been instrumental in the vision and development of the Company’s enterprise-wide operations. Among his many contributions, he is credited with developing the SingSaver brand in Singapore, spearheading the innovative B2B platform, Creatory, and leading the transformative shift in product and technology. Under his leadership, Creatory now contributes significantly to the Company’s revenue, showcasing Mr. Murthy’s exceptional capability in integrating product, technology, sales, and marketing to drive success.

“It is an incredible honor to lead MoneyHero,” said Mr. Murthy. “This Company has accomplished so much in my nearly ten years here, and we still have significant growth opportunities in front of us. To seize them, we will focus sharply, move faster, and foster a culture of high performance and diversity. Our goal is to dramatically increase the value for our users, partners, creators, and shareholders, collectively transforming the financial services industry in Southeast Asia and beyond.”

This appointment follows the resignation of Prashant Aggarwal, the Company’s former CEO, effective February 20, 2024. Mr. Aggarwal will remain available to MoneyHero in an advisory capacity following his departure.

“We want to thank Prashant for his many years of dedication and contributions to this business during a transformative era at MoneyHero,” said Derek Fong, Board Director with MoneyHero. “Under his leadership, MoneyHero has reached new heights, growing from a seed stage start-up into a U.S. publicly traded company listed on the Nasdaq. His significant contributions have helped make MoneyHero into the dominant consumer finance platform of choice throughout Southeast Asia. We remain grateful for his time here and wish him all the best in his future endeavors.”

“Leading MoneyHero from an early-stage start-up eight years ago and taking it public last year has been an incredible journey and I take immense pride in our collective achievements,” said Mr. Aggarwal. “As I transition from my role as CEO, I want to thank the exceptional individuals across the Company for their unwavering dedication and hard work throughout the years. My deepest appreciation also goes out to our stakeholders for their steadfast support. MoneyHero is now a true market leader and well-positioned for future success. I remain committed to collaborating closely with Rohith and the Board to facilitate a seamless transition, while also maintaining my support for MoneyHero as a customer, shareholder, and enthusiastic advocate.”

For more information about MoneyHero, including information for investors and learning about career opportunities, please visit www.MoneyHeroGroup.com.

About Rohith Murthy

Rohith Murthy is a seasoned global executive, innovator, and financial services expert with over 20 years of experience in product innovation, digital banking, and operations. Prior to his numerous executive roles with MoneyHero, Rohith held leadership roles at Citi, Siam Commercial Bank, and Standard Chartered Bank, working across Singapore, Thailand, and Central and Eastern Europe. He holds a bachelor’s degree in Computer Engineering from the National University of Singapore.

About MoneyHero Group

MoneyHero Group (Nasdaq: MNY), formerly known as Hyphen Group or CompareAsia Group, is a market leader in the online personal finance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan, the Philippines, and Malaysia with respective brands for each local market. MoneyHero currently manages 279 commercial partner relationships and services 8.7 million Monthly Unique Users across its platform for the 12 months ended December 31, 2023. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Company’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operate; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 22, 2024, and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For investor and media inquiries, please contact:

Investor Contact:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Contact:

Gaffney Bennett PR

MoneyHero@gbpr.com

3